As Filed with the Securities and Exchange Commission on April 20, 2000

                                File No. 0-30415

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          AMENDMENT NO. 1 TO FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            WESTERN GLORY HOLE, INC.
             (Exact name of registrant as specified in its charter)

       Nevada                                                 87-0632495
(STATE OF INCORPORATION)                                (I.R.S. EMPLOYER ID NO.)

1981 E. Murray-Holladay Rd., Salt Lake City, Utah               84117
(Address of principal executive offices)                      (Zip Code)

                                 (801) 272-9294
                         (REGISTRANT'S TELEPHONE NUMBER)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT:
                                     742,500

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT:
                                      NONE

Title of each class                               Name of each exchange on which
To be so registered                               Each class is to be registered
Common stock: $0.001 Par value                                N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON- AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF MAY 31, 2000.

SHARES OF COMMON STOCK OUTSTANDING AS OF MAY 31, 2000: 742,500

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 202
--------------------------------                      Salt Lake City, Utah 84106
Certified Public Accountants and Business Consultants     Telephone 801 486-0096
                                                                Fax 801 486-0098



          REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Western Glory Hole, Inc.

We have reviewed the condensed balance sheet of Western Glory Hole, Inc. (development stage company) as of March 31, 2000 and the related condensed statement of operations and the condensed statement of cash flows for the three months ended March 31, 2000 and 1999 and the periods March 28, 1983 (date of inception of development stage) to March 31. 2000. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.



                                                /s/ Andersen Andersen and Strong

Salt Lake City, Utah
June 10, 2000



                            WESTERN GLORY HOLE, INC.
                          ( Development Stage Company)
                                 BALANCE SHEETS
                      March 31, 2000 and December 31, 1999

-------------------------------------------------------------------------------------------


                                                                Mar 31,            Dec 31,
                                                                 2000               1999
                                                              ----------          --------

ASSETS

CURRENT ASSETS

   Cash                                                        $   -                $   -
                                                                --------            --------

       Total Current Assets                                    $   -                $   -
                                                               =========           =========



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                              $ 1,300               $ 500
                                                                  ------                ----

       Total Current Liabilities                                   1,300                 500
                                                                  ------               -----


STOCKHOLDERS' EQUITY

   Common stock
        100,000,000 shares authorized, at $0.001 par value;
        742,500 shares issued and outstanding                         743                743

   Capital in excess of par value                                  39,492             39,492

    Deficit accumulated during the development stage              (41,535)           (40,735)
                                                                  -------            -------

       Total Stockholders' Equity (deficiency)                     (1,300)              (500)
                                                                 --------            -------

                                                              $      -           $     -
                                                               ==========         ===========




   The accompanying notes are an integral part of these financial statements.

                            WESTERN GLORY HOLE, INC.
                           (Development Stage Company)
                            STATEMENTS OF OPERATIONS
                   For the Three Months Ended March 31, 2000,
                 and 1999 and the Period March 28, 1983 (Date of
                          Inception) to March 31, 2000

--------------------------------------------------------------------------------

                                                               March 28,  1983
                           Mar 31,            Mar 31,      (Date of Inception)
                            2000               1999          to Mar 31, 2000
                          -------           --------        ---------------

REVENUES                $       -          $     -           $        -

EXPENSES                      800                -                41,535
                            -----          ----------          ---------

NET LOSS                $    (800)         $     -           $  (41,535)
                            ======          =========           ========




NET LOSS PER COMMON
   SHARE

   Basic                 $     -           $     -
                        ---------          ----------



AVERAGE  OUTSTANDING
    SHARES

     Basic                742,500             517,500
                          -------             -------
















   The accompanying notes are an integral part of these financial statements.



                                                   WESTERN GLORY HOLE, INC.
                                                 ( Development Stage Company)
                                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  Period March 28, 1983 (Date of Inception) to March 31, 2000

------------------------------------------------------------------------------------------------------------------------------------



                                                            Common Stock                       Capital in
                                                     -----------------------------             Excess of             Accumulated
                                                      Shares                Amount            Par Value           Deficit
                                                    ----------             --------          -------------         -----------

Balance March 28,  1983 (date of inception)                 -               $    -              $     -            $     -

Issuance of common stock for cash                       45,000                   45                1,955                 -
    at $.044 - February 9, 1989

Issuance of common stock for cash                       40,500                   41                 1,759                -
   at $.044 - May  13, 1989

Issuance of common stock for cash
    at $.044 - July 17, 1989                            27,000                   27                 1,173                -

Net operating loss for the year ended
    December 31, 1989                                      -                     -                    -                 (5,000)

Issuance of common stock for cash
    at $.044 - January 25, 1990                        180,000                  180                 7,820                 -

Issuance of common stock for cash
    at $.044 - March 15, 1990                          135,000                  135                 5,865                  -

Issuance of common stock for cash
    at $.067 - June 19, 1990                            90,000                   90                 5,910                  -

Net operating loss for the year ended
    December 31, 1990                                      -                    -                     -                (20,000)

Balance December 31,  1998                             517,500                  518                24,482              (25,000)

Issuance of common stock for cash
    at $.20 - May 28, 1999                              25,000                   25                 4,975                  -

Issuance of common stock for cash
    at $.05 - private offering - December 1999         200,000                  200                 9,800                  -

Contribution to capital - expenses - related party        -                     -                     235                  -

Net operating loss for year ended
    December 31, 1999                                     -                     -                      -               (15,735)

Balance December 31, 1999                              742,500                  743                39,492            $ (40,735)

Net operating loss for the three months ended
     March 31, 2000                                        -                    -                      -                 (800)
                                                 -------------             --------          ------------             ---------
Balance March 31, 2000                                 742,500                $ 743              $ 39,492            $ (41,535)
                                                 =============             ========          ============             =========

                                   The accompanying notes are an integral part of these financial statements.




                                           WESTERN GLORY HOLE, INC.
                                      ( Development Stage Company)
                                          STATEMENT OF CASH FLOWS
                                  For the  Three  Months  Ended  March  31,
                            2000, and 1999 and the Period March 28, 1983 (Date
                                      of Inception) to March 31, 2000

-------------------------------------------------------------------------------------------------------------------


                                                                                               March 28, 1983
                                                                 Mar 31,      Mar 31,       (Date of Inception)
                                                                  2000          1999           to Mar 31, 2000
                                                                --------      --------     --------------------

CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                                      $ (800)       $     -         $      (41,535)


       Adjustments to reconcile net loss to
       net cash provided by operating
       activities

            Changes in accounts payable                            800               -                  1,300

            Contributions to capital                               -                 -                    235



          Net Cash Used in Operations                              -                 -                (40,000)
                                                              ----------        -------              --------

CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                                   -                 -                     -
                                                              ----------        -------              --------

CASH FLOWS FROM FINANCING
   ACTIVITIES

          Proceeds from issuance of common stock
                                                                   -                 -                 40,000
                                                             -----------        -------               -------

   Net Increase (Decrease) in Cash                                 -                 -                     -

   Cash at Beginning of Period                                     -                 -                     -
                                                              ----------        -------               -------

   Cash at End of Period                                      $    -           $     -           $         -
                                                               =========        =======               =======



 NON CASH FLOWS FROM OPERATING ACTIVITIES

   Contributions to capital - expenses - related party                         $    235
                                                                                =======



                            The accompanying notes are an integral part of these financial statements.


                            WESTERN GLORY HOLE, INC.
                          ( Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.     ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on March 28, 1983 with the name of "L. Peck Enterprises, Inc." with authorized common stock of 2,500 shares at no par value. On May 27, 1999 the authorized capital stock was increased to 100,000,000 shares with a par value of $0.001 in connection with a name change to "Western Glory Hole, Inc".

On May 27, 1999 the Company completed a forward common stock split of 225 shares for each outstanding share. This report has been prepared showing after stock split shares with a par value of $.001 from inception.

The Company has been engaged in the activity of seeking and developing mining properties and was inactive after 1990.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not adopted a policy regarding payment of dividends.

Income Taxes

At March 31, 2000 the Company had a net operating loss carry forward of $41,535. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The net operating loss will expire starting in 2005 through 2022.

Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split.

Financial Instruments

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values.

                            WESTERN GLORY HOLE, INC.
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)

--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED PARTY TRANSACTIONS

The statement of changes in stockholder's equity shows 742,500 shares of common stock outstanding of which 501,125 shares were issued to related parties.

4.  GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company, however there is insufficient working capital for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to conduct operations for the coming year.

There can be no assurance that they will be successful in this effort.

PART III



                                  EXHIBIT INDEX


    Exhibit
    Number           Description

    3(i)*            Articles of Incorporation
    3(ii)*           Bylaws

     4 Instruments defining rights of security holders, including indentures.

                      None.

     9                Voting Trust Agreement

                      None

     10               Material Contracts

                      None

     16               Letter re Change in Certifying Accountant

                      None

     21               Subsidiaries of the Registrant

                      None

     27               Financial Data Schedule


        * Previously included in Form 10SB12G filing on April 20, 2000

SIGNATURES

         Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     WESTERN GLORY HOLE, INC.
                                                     (Registrant)

                                                     By: s/ John Riche
                                                       President and Director

Dated: 19th day of June, 2000.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 19th day of June, 2000.


s/ John Riche
--------------------------------------------------
Director and Chief Executive Officer



s/ Fred Hefferon
---------------------------------------------------
Director and Treasurer